UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 8)

PLAYA HOTELS & RESORTS N.V.
(Name of Subject Company (Issuer))

HI HOLDINGS PLAYA B.V.

(Name of Filing Person (Offeror))
An indirect wholly-owned subsidiary of

HYATT HOTELS CORPORATION
(Name of Filing Person (Parent of Offeror))

Ordinary Shares, par value €0.10 per share
(Title of Class of Securities)

N70544106 (CUSIP Number of Class of Securities)
Mark S. Hoplamazian President and Chief Executive Officer Hyatt Hotels Corporation 150 North Riverside Plaza, 8th Floor Chicago, Illinois 60606 (312) 750-1234	Margaret C. Egan HI Holdings Playa B.V. Herikerbergweg 238 1101 CM Amsterdam, the Netherlands +31205755600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michele M. Anderson, Esq.

Cathy A. Birkeland, Esq.

Roderick O. Branch, Esq.

Michael A. Pucker, Esq.

Latham & Watkins LLP

330 N. Wabash Ave., Suite 2800

Chicago, Illinois 60611

(312) 876-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on February 24, 2025 by Hyatt Hotels Corporation, a Delaware corporation (“Parent”), and HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Buyer”) and an indirect wholly owned subsidiary of Parent. The Schedule TO relates to the offer by Buyer to purchase all of the outstanding ordinary shares, par value €0.10 per share (the “Shares”), in the capital of Playa Hotels & Resorts N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“Playa”), at a cash price equal to $13.50 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase, dated February 24, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11

Items 1 through 9 and Item 11 of the Schedule TO (to the extent such Items incorporate by reference the information contained in the Offer to Purchase) are hereby amended and supplemented by adding the following text thereto:

At 5:00 p.m., New York City time, on June 9, 2025, the Offer expired. The Depositary has advised Buyer that, as of the expiration time, a total of 101,891,119 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures), collectively representing approximately 82.8% of the outstanding Shares, were validly tendered pursuant to the Offer and not properly withdrawn. For purposes of the Minimum Condition, the aggregate number of Shares validly tendered and not properly withdrawn, together with the 12,143,621 Shares owned by Parent and its affiliates as of June 9, 2025, represents approximately 92.7% of the outstanding Shares. As a result, as of the expiration time, the number of Shares validly tendered pursuant to the Offer and not properly withdrawn satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Buyer intends to accept for payment, and, as soon as practicable expects to pay for, all Shares validly tendered into the Offer and not properly withdrawn.

Pursuant to Rule 14d-11 promulgated under the Exchange Act, Buyer has elected to provide a Subsequent Offering Period of five business days, which commenced on June 10, 2025 and will expire at 11:59 p.m., New York City time, on June 16, 2025. Shares validly tendered during the Subsequent Offering Period will be immediately accepted and promptly paid for by Buyer pursuant to the terms of the Offer.

Parent and Buyer expect to consummate the Back-End Transactions pursuant to the Purchase Agreement beginning on the final date on which Shares tendered during the Subsequent Offering Period are accepted for payment and paid for. Promptly following the expiration of the Subsequent Offering Period, Playa will no longer be a public traded company, and the listing of the Playa shares on the NASDAQ will be terminated. In addition, Playa shares held by individuals following the expiration of the Subsequent Offering Period will receive the same consideration as shareholders that tender their Shares in the Offer (“Cancellation Consideration”), less any applicable withholding taxes and without interest.

Tax information relevant to shareholders that do not tender their Shares in the Offer or during the Subsequent Offering Period and receive the Cancellation Consideration in connection with the Back-End Transactions will be uploaded to Parent’s and/or Playa’s websites prior to the applicable statutory deadlines. This information is relevant to the filing of such shareholders’ tax returns and should be reviewed with their tax advisors.

If you did not tender your Shares in the Offer and do not tender them during the Subsequent Offering Period, and the Back-End Transactions are consummated, you will receive the same consideration as shareholders that tendered their Shares in the Offer, which, as is the case with the Offer Consideration, will be less any applicable withholding taxes and without interest. No Dutch dividend withholding tax is applicable to amounts paid for Shares tendered in the Offer or during the Subsequent Offering Period. The withholding tax applicable to the Cancellation Consideration is described below, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New TopCo A Shares.

On April 28, 2025, Playa filed a ruling request with the Dutch tax authority to confirm the average paid up capital recognized for Dutch dividend withholding tax purposes of the New TopCo A Shares immediately prior to the Cancellation becoming effective. This ruling request has not yet been approved. Accordingly, Buyer will withhold from the Cancellation Consideration as though such average paid up capital is €3.96 per share or such lower or higher amount as reasonably determined, in which case the 15% Dutch dividend withholding tax will be applied to the amount of the Cancellation Consideration that exceeds such amount. Promptly following the approval of the ruling request or other final determination of such average paid up capital, Buyer will remit to each holder of New TopCo A Shares as of the Cancellation such shareholder’s pro rata share of the excess of the amount withheld in connection with the Cancellation over the witholding tax due based upon the average paid up capital as finally determined.

The full text of the press release issued by Parent on June 10, 2025 announcing the expiration of the Offer is attached hereto as Exhibit (a)(5)(G) and is incorporated by reference herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(G)	Press Release, dated June 10, 2025

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HI HOLDINGS PLAYA B.V.

By	/s/ Peter Sears
Name: Peter Sears
Title: Managing Director A

By	/s/ Paulus Cornelis Gerhardus van Duuren
Name: Paulus Cornelis Gerhardus van Duuren
Title: Managing Director B

HYATT HOTELS CORPORATION

By	/s/ Margaret C. Egan
Name: Margaret C. Egan
Title: EVP, General Counsel and Secretary

Date:      June 10, 2025